

February 28, 2014

Via E-mail
Mr. Neil Fallon
Chief Executive Officer
American Brewing Company, Inc.
180 West Dayton Street, Warehouse 102
Edmonds, WA 98020

> **Re: American Brewing Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 3, 2014**
> **File No. 333-193725**

Dear Mr. Fallon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements to the extent required by Rule 8-08 of Regulation S-X and provide an updated accountants' consent, if appropriate.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please revise the registration statement to include an explanatory note addressing the primary and secondary offerings and the extent to which they and the related prospectuses are different. For example, it is unclear if you plan to use alternate pages for the plan of distribution, use of proceeds, and so forth. Please revise accordingly.

4.   We note the relatively small size of the primary offering. Please revise the summary and risk factors to address the difficulty you may have raising proceeds in your offering because your selling shareholders are offering significantly more shares concurrently with your offering.

5.   Please revise to address the extent to which potential investors in your offering may under certain circumstances be able to purchase shares for less than $0.50 per share.

6.   Given the two separate offerings of the same securities, please advise us how you considered the application of Regulation M to your facts. We note the discussion in the seventh paragraph on page 26. We may have further comment.

Prospectus Cover Page

7.   With respect to the securities being registered for sale by the company, please disclose the aggregate offering price, the net proceeds on a per share basis and the net proceeds for the total amount of the offering as required by Item 501(b)(3) of Regulation S-K.

The Offering, page 5

8.   We note your disclosure that the company intends to use the proceeds to commence day to day business operations. However, disclosure on page 30 that the company is "currently conducting operations and generating revenue" and elsewhere in the prospectus suggests that the company has already commenced day to day business operations. Please revise to clarify.

Risk Factors, page 7

9.   Please add risk factor disclosure regarding the extent to which the company is dependent on its brewer. In doing so, please address the impact of the loss of your brewer.

10.   We note the third risk factor on page 8. Please revise here and where appropriate to clarify the other business activities that present potential conflicts. Additionally, with a view to clarifying disclosure, advise us if your executive officers contribute material time to other business activities.

Speculative nature of our business could result in unpredictable results …, page 10

11.   Please revise to tailor the risk factor disclosure to the industry in which the company operates as it does not appear that the company operates in the liquor industry.

The company officers and directors will continue to exercise significant control over our operations …, page 17

12.   Please discuss the combined voting power of the common stock and preferred stock held by members of management and the board of directors before and after the offering. Please also revise the beneficial ownership table to provide this information.

13.   Please revise to state whether you intend to cease providing periodic reports assuming you have fewer than 300 holders after a year. Please also address here or where appropriate to clarify your plans to hold annual meetings and seek shareholder approval of significant transactions. For example, we note the statement on page 28 that you do not intend to issue preferred stock without stockholder approval; however, it is unclear if management currently holds sufficient voting power to undertake such actions without seeking shareholder approval.

Use of Proceeds, page 19

14.   Please briefly outline the plan for the proposed business expansion and the proposed timeline for such expansion. In this regard we note your disclosure on page 5 that the company intends to use the proceeds for "expansion of its current brewing facility" and your disclosure on page 4 that the company plans to utilize a portion of the proceeds from this offering to expand its product line, to expand its geographic customer base and to begin distributing its products nationwide.

15.   Please revise to clarify what you mean by "business expansion" and "brewing machinery." For example, it is unclear how these plans differ from one another, and it is unclear if brewing machinery means a new brewing facility, expansion of the current facility by a certain quantified amount or otherwise. In this regard, we note media reports that you intend to replace your 15-barrel brewhouse with a 30-barrel, steam-heated brewhouse.

Dilution of the Price You Pay for Your Shares, page 20

16.   Please tell us how you arrived at 11,730,317 pro forma shares outstanding before the offering in your calculation of dilution. We note you had 8,990,000 shares outstanding at September 30, 2013 and you have also included 1,430,000 shares related to the Regulation D offering which totals to 10,420,000 shares outstanding on a pro forma basis.

17.   Additionally, please tell us if you have considered the impact of expenses related to the Regulation D offering and this registration statement on your pro forma net tangible book value prior to the offering and pro forma net tangible book value after the offering.

Selling Shareholders, page 23

18.   Please revise your selling shareholder table to accurately reflect the information required by Item 507 of Regulation S-K. For example, we note your disclosure that Cara Chidley is offering more shares (400,000) than beneficially owned prior to the offering (3,500). We also note that the number of shares beneficially owned after the offering does not appear to reflect the difference between shares beneficially owned prior to offering and shares to be offered.

19.   Please disclose all material terms of the transactions by which the selling shareholders received their shares, including the exercise price of the warrants. In doing so, please clarify if there were minimum share requirements, registration rights or other arrangements in connection with these transactions.

20.   Please clarify the nature of the "services rendered" and "consulting services."

Description of Our Business, page 30

Executive Summary, page 30

21.   We note your disclosure here and on page 36 that the company has pending distributor relationships in six states. Please clarify the status of these relationships. For example, it is unclear if you are engaged in active discussions. Please also advise us supplementally of the general scope of the pending distributorships. We may have further comment.

22.   Please revise to clarify the approximate quantities of product you sell on a quarterly basis.

Distribution, page 32

23.   On pages 4 and 30 you disclose that the company "sells its products in the states of Washington and North Carolina as well as parts of Canada and Japan" and on page 32 you disclose that the company "is currently working with ten different distributors in Washington, North Carolina and Canada." Please disclose how the company's products reach consumers in parts of Japan.

24.   Please briefly discuss the terms of your relationships with the third party distributors that currently distribute your product, including their scope and whether you have contractual arrangements with such distributors. In this regard, please clarify the extent to which

your sales are predominantly of kegs in restaurants and bars or bottles sold in stores or otherwise.

Growth Strategy, page 32

25.   Please provide more detail regarding the company's plans to expand its beer products. For example, it is unclear if you plan to increase the number of beers you offer, increase the ways in which the beer is packaged, or both.

26.   Please provide more detail regarding how the company plans to expand its current geographic customer base and distribute its products nationwide. For example, it is unclear if you intend to rely on distributors to market your products to new customers or if you plan to utilize other marketing methods.

Revenue Model and Distribution Methods of the Products or Services, page 33

27.   Please provide the basis for your statement that the company is "redefining the current micro-brew industry."

Sources and Availability of Raw Materials and Names of Principal Suppliers, page 33

28.   We note your disclosure that you rely on a limited number of suppliers for raw materials used to make and package the company's beer. Please disclose the names of your principal suppliers of raw materials as required by Item 101(h)(4)(v) of Regulation S-K.

Description of Property, page 35

29.   If such property is not held in fee, please state as much and briefly describe how it is held. Refer to Item 102 of Regulation S-K.

30.   Please state briefly the location and general character of your brewery. Also discuss the brewery's productive capacity in the context of the company's plan to expand its product line.

Management's Discussion and Analysis or Plan of Operation, page 36

Results of Operations, page 36

31.   Please supplement your current disclosure for each period presented to separately quantify, where possible, the underlying factors contributing to material variances in Revenue, Cost of Goods Sold and Operating Expenses.

32.   Please supplement your current disclosure to incorporate the disaggregated results of your segments where it is appropriate.   Please also disclose any material trends in the segment financial results, if applicable.

33.   We note that your revenues increased 112% from fiscal year 2011 to fiscal year 2012 and that you attribute such increase to increased sales of your products and new beer styles and specialty batches. Please provide a narrative discussion of the extent to which such increase was attributable to an increase in the volume of products sold, an increase in prices or to the introduction of new products. Refer to Item 303(a)(3)(iii) of Regulation S-K.

34.   Please provide more detail regarding the trend towards increasing hops prices and, if material, the impact that you expect such increase will have on income from continuing operations. In doing so, please disclose the percentage increase in hops prices for the periods for which disclosure is required by Item 303 of Regulation S-K.

Continuing Plan of Operation (0-12 months), page 38

35.   Please identify the principal milestones and timeline for your expansion plan.

36.   Please clarify the approximate amount of proceeds from this best efforts offering that will be sufficient to accomplish the company's plan of operation. Currently, it is unclear what level of proceeds and additional sales are necessary to avoid the need to raise additional funds.

Liquidity and Capital Resources, page 39

37.   Please revise to discuss your principal sources of liquidity and clarify your needs on both a long-term and short-term (i.e., 12-month) basis.

38.   Please discuss the sufficiency of your cash flows ("regardless of how many shares we sell as part of this offering") assuming your current level of operations. Additionally, we note that you have used (not generated) cash in operations and received a going concern opinion. If you have a material deficiency, disclose the course of action that you have taken or propose to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

39.   We note a January 2014 media report indicating that "work has now begun on a million-dollar expansion project" for the company. Please discuss the impact of this million-dollar expansion project on liquidity. Refer to Item 303(a)(1) of Regulation S-K.

Background Information About Our Directors and Officers, page 40

40.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to
        the conclusion that each director should serve as a director for the company in light of the
        company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

41.   Please disclose Mr. Madsen's background to the same extent as in the case of executive
        officers. Refer to Item 401(c) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 42

42.   Please disclose the address of each beneficial owner of 5% or more of the company's
        common stock as required by Item 403(a) of Regulation S-K.

43.   We note that each share of preferred stock has 500 votes and the holders of preferred
        stock have the right to vote on any matter with the holders of common stock as a single
        class. Please include disclosure regarding the combined voting power of your directors
        and officers.

Transactions With Related Persons, Promoters and Certain Control Persons, page 44

44.   Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the
        $91,551.17 debt owed to Neil Fallon and the $65,618.13 debt owed to Julie Anderson.

45.   We note your disclosure on page F-24 that during the nine months ended September 30,
        2013, the company issued a series of unsecured notes payable to shareholders for a total
        of approximately $84,000. Please confirm that these notes are not required to be
        disclosed under Item 404 of Regulation S-K.

Part II – Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

46.   For each sale of unregistered securities, please indicate the section of the Securities Act
        or rule of the Commission under which exemption from registration was claimed and
        state briefly the facts relied upon to make the exemption available. Refer to Item 701(d)
        of Regulation S-K. Where you refer to services rendered, please clarify the general
        nature of such services.

Item 17. Undertakings, page II-4

47.   Please include the undertakings required by Items 512(a)(6) and 512(h) of Regulation S-
        K or advise us why you believe you are not required to do so.

Signatures

48.   Please include signatures of the principal financial officer, the principal accounting officer and a majority of the board of directors or the persons performing similar functions. In doing so, please indicate each capacity in which each person signs the registration statement. Refer to the Instructions to Signatures in Form S-1.

Exhibits

49.   Please file the Funding Agreement with NUWA Group, LLC in its entirety, including all exhibits, attachments or schedules thereto. Additionally, we note that Exhibit 10.2.1 is in an inappropriate image format. Please note that while you may file electronic documents as an image as an unofficial copy, exhibits still must be filed in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T.

50.   Please file Mr. Madsen's employment agreement as an exhibit or advise us why you believe you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director